July 21, 2025

Via Edgar Transmission

Ms. Rucha Pandit/ Ms. Cara Wirth

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	J-Long Group Ltd. Form 20-F for Fiscal Year Ended March 31, 2024 Filed July 31, 2024 Amendment No. 2 to Form 20-F for Fiscal Year Ended March 31, 2024 Filed May 20, 2025 File No. 001-41901

Dear Ms. Pandit / Ms. Wirth:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated July 17, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No, 2 to Form 20-F (the “Form 20-F”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 2 to Form 20-F for Fiscal Year Ended March 31, 2024

Item 3. Key Information

PRC Government Permissions and Approvals, page 7

1.	We note your revised disclosure in response to prior comment 7 and reissue it in part. Please disclose each permission or approval that you are required to obtain from Chinese authorities to operate your business and confirm that you have received all requisite permissions or approvals. Please provide your revised disclosure in response to this comment and confirm that you will make conforming changes in future annual report filings.

Response: We respectfully confirm the Staff regarding the disclosure below, and confirm that the same conforming changes will be made to future annual report filings:

PRC Government Permissions and Approvals

Management confirms that based on PRC laws and regulations effective as of the date of this report, our operations in Hong Kong and our registered public offering in the United States are not subject to the review nor prior approval of the Cyberspace Administration of China (the “CAC”) nor the China Securities Regulatory Commission (the “CSRC”), because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) JLHK was established and operate in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Management also confirms that JL, Sun Choice, and our operating subsidiary, JLHK, are not required to obtain any permissions or approvals from any Chinese authorities to operate their business as of the date of this Annual Report. As of the date of this Annual Report, no permissions or approvals have been applied for by the Company or denied by any relevant authority, and we have not been denied any required permissions or approvals.

We are aware that the Chinese authorities recently initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews and expanding the efforts in anti-monopoly enforcement.

We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permissions or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we are required to obtain approvals in the future or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments and continue to offer securities to our investors.

If we (i) do not receive or maintain required permissions or approvals; (ii) inadvertently conclude that such permissions or approvals are not required; or (iii) applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals in the future, we could be subject to fines, legal sanctions or an order to suspend our business operations, which may materially and adversely affect our business, financial condition and results of operations. These adverse actions could cause the value of our Ordinary Shares to significantly decline or become worthless.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com